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VIA EDGAR AND HAND DELIVERY

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Potomac Holding LLC
Registration Statement on Form S-4/S-1
Filed December 3, 2014 (File No. 333-200711)

Dear Ms. Ravitz:

On behalf of Potomac Holding LLC (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4/S-1 filed with the Commission on December 3, 2014 (the “Registration Statement”) contained in your letter dated December 30, 2014 (the “Comment Letter”), set forth below are the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings set forth in Amendment No. 1.

Amanda Ravitz

January 8, 2015

General

1.	Please explain to us the mechanics of how and when you anticipate making your determination regarding whether you will conduct a spin off or combined split off/spin off and what factors you will consider in making that determination.

Response: Danaher intends to make its determination whether to conduct a spin-off or a split-off (followed by a spin-off in the event that the exchange offer is undersubscribed) prior to requesting acceleration of effectiveness of the Registration Statement and prior to commencement of any exchange offer. The determination will be made by Danaher based on then existing market conditions, including the relative trading prices of Danaher common stock and NetScout common stock, and Danaher’s views of the market’s receptivity to an exchange offer versus a spin-off. In the event that Danaher determines to pursue a spin-off in lieu of commencing a split-off exchange offer, the Registration Statement will be amended as appropriate to reflect that decision prior to effectiveness of the Registration Statement. We understand that the Staff will need sufficient time to review any such amendment.

2.	We note that your filing omits material information related to the exchange offer. Since this disclosure, such as the upper limit with respect to the number of Newco common units that may be issued in the exchange offer, triggers a number of disclosure matters, we will need sufficient time to process the amendment when this information is included. Please understand that the effect of revised disclosure throughout the relevant documents may result in new issues being raised in the comment process. In addition, please confirm your understanding that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus may not omit information under Rule 430A of the Securities Act.

Response: The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to process the amendment when this information is included. In addition, the Company confirms its understanding that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus to be delivered to security holders may not omit information under Rule 430A of the Securities Act.

Prospectus Cover Page

3.	Please limit your cover page to one page.

Response: In accordance with the Staff’s comment, the cover page of the prospectus has been limited to one page.

Helpful Information, page 1

4.	Please file as exhibits to your registration statement each of the transaction related agreements mentioned here, or advise.

Response: In accordance with the Staff’s comment, the Company has filed as exhibits to the Registration Statement each of the transaction related agreements mentioned in this section.

Q: Who may participate in this Exchange Offer?, page 9

5.	Please disclose whether the legal limitations described under this heading could cause the exchange offer to be undersubscribed.

Response: In accordance with the Staff’s comment, disclosure has been added on page 9 of the prospectus to the effect that the legal limitations described under this heading could cause the exchange offer to be undersubscribed.

Amanda Ravitz

January 8, 2015

Q: Where can I find the daily VWAP of Danaher common stock ...? page 11

6.	We note the disclosure here and on pages 12, 60 and 215 that Danaher will provide indicative exchange ratios on each day during the exchange offer. Since the exchange ratio is calculated by reference to the average of the daily volume-weighted average prices on each of the three prior trading days, please revise to clarify, if true, that indicative exchange ratios will not be available until after the close of trading on the third trading day of the exchange offer.

Response: In accordance with the Staff’s comment, disclosure has been added on pages 11, 12, 61 and 217 of the prospectus to clarify that indicative exchange ratios will not be available until after the close of trading on the third trading day of the exchange offer.

Transaction Timeline, page 27

7.	In light of the complex nature of the transactions contemplated by your disclosure, please ensure that the illustrative charts accurately depict the structure during each step. In this regard, the final chart on page 29 appears to show “Former Danaher Stockholders” owning stock in Danaher.

Response: In accordance with the Staff’s comment, the illustrative charts have been revised to accurately depict the structure during each step.

Risk Factors, page 46

8.	Please tell us what consideration you have given to including risk factor disclosure related to goodwill and intangibles. In this regard, it appears from the disclosure on page 97 that you will have a significant amount of goodwill and intangibles on your balance sheet.

Response: The Company has considered the Staff’s comment and has added risk factors related to goodwill and intangibles on page 48 of the prospectus.

Following the exchange of shares of NetScout, page 53

9.	We note your risk factor disclosure that “former holders of Newco common units may experience a delay prior to receiving their shares of NetScout common stock or their cash in lieu of fractional shares, if any.” Please tell us how you intend to comply with Exchange Act Rule 14e-1(c) and specifically address in your response the uncertainty surrounding the delivery of NetScout shares described in this risk factor.

Response: In response to the Staff’s comment, Danaher intends to comply with Exchange Act Rule 14e-1(c) by promptly delivering to the exchange offer agent a global certificate representing all of the Company’s common units being exchanged in the exchange offer, with irrevocable instructions to hold the Company’s common units in trust for holders of shares of Danaher common stock validly tendered and not withdrawn in the exchange offer. During that same period, the merger will be consummated and NetScout will deposit with its transfer agent for the benefit of the persons who received the Company’s common units in the exchange offer certificates or book-entry authorizations representing shares of NetScout common stock, with irrevocable instructions to hold the shares of NetScout common stock in trust for the holders of the Company’s common units. The potential delay referenced in this risk factor was referring to the delay that may be caused by security holders failing to surrender all necessary documents, duly executed, to the transfer agent, and not to delays in delivering the merger consideration to the transfer agent. The language in this risk factor has been revised to clarify the potential reason for such delay.

Amanda Ravitz

January 8, 2015

This Exchange Offer, page 58

10.	Confirm for us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Response: The Company confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). In addition, the Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Upper Limit, page 59

11.	Please clearly explain what the upper limit is intended to achieve and why you are currently unable to specify the percentage discount to NetScout’s common stock it is based upon.

Response: The upper limit described in the Registration Statement is a limit on the number of shares of NetScout common stock that a Danaher stockholder can receive for each share of Danaher common stock that such stockholder tenders in the exchange offer. The upper limit is designed to ensure that an unusual or unexpected drop in the trading price of NetScout common stock, relative to the trading price of Danaher common stock, would not result in an unduly high number of the Company’s common units (and, as a result, shares of NetScout common stock) being exchanged for each share of Danaher common stock accepted in the exchange offer. The upper limit, and the percentage discount to NetScout’s common stock on which it would be based, has not yet been determined and therefore is not yet specified in the prospectus. The amount of the upper limit, and the related discount that it represents, will depend on market conditions at the time it is determined, including the relative trading prices of Danaher and NetScout common stock at such time. The amount of the upper limit will be disclosed in a subsequent amendment to the Registration Statement prior to its effectiveness.

Proration; Odd-Lots, page 62

12.	We note your disclosure that “[b]eneficial holders of more than 100 shares of Danaher common stock are not eligible for this preference.” Please revise to refer to holders of “100 or more” shares of Danaher common stock consistent with Exchange Act Rule 13e-4(f)(3)(i).

Response: In accordance with the Staff’s comment, the disclosure on page 63 of the prospectus and on page 5 of the Exchange and Transmittal Information Booklet has been revised to refer to holders of “100 or more” shares of Danaher common stock consistent with Exchange Act Rule 13e-4(f)(3)(i).

Tendering Your Shares After the Final Exchange Ratio Has Been Determined, page 66

13.	We note the following disclosure on page 67: “If you hold Danaher common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day.” Please disclose that as a result, stockholders should consult with the institution through which they hold shares on the procedures that must be complied with and the time by which such procedures must be completed in order for that institution to provide a notice of guaranteed delivery on such holder’s behalf prior to 12:00 midnight on the expiration date. Please add similar disclosure with respect to the notice of withdrawal.

Amanda Ravitz

January 8, 2015

Response: In accordance with the Staff’s comment, the requested disclosure has been added on page 68 of the prospectus.

Determination of Validity, page 68

14.	We note the disclosure that “Danaher’s interpretation of the terms and conditions of this exchange offer (including the letter of transmittal and instructions thereto) will be final and binding.” Please revise to clarify that security holders may challenge your interpretation in a court of competent jurisdiction. Also revise to clarify similar disclosure found in the Exchange and Transmittal Information Booklet and Notice of Withdrawal.

Response: In accordance with the Staff’s comment, the disclosure on page 69 of the prospectus has been revised to clarify that security holders may challenge Danaher’s interpretation in a court of competent jurisdiction. Similar disclosure has been added in the Exchange and Transmittal Information Booklet and Notice of Withdrawal.

Conditions for Consummation of this Exchange Offer, page 72

15.	With a view towards disclosure, please describe in your response letter the purpose of the minimum amount condition and its relationship to the other limits and restrictions in the exchange offer (e.g., the upper limit on the exchange ratio).

Response: As discussed in the prospectus, the “minimum amount” condition provides that Danaher’s obligation to complete the exchange offer is conditioned upon Danaher stockholders having validly tendered and not properly withdrawn shares of Danaher common stock in the exchange offer such that at least [—]% of the Company’s issued and outstanding common units are to be distributed in the exchange offer. If the minimum amount condition is not satisfied due to a low subscription rate in the exchange offer and the minimum amount condition is not waived by Danaher, Danaher would instead proceed with a spin-off distribution of the Company’s common units to all Danaher stockholders (rather than proceed with an exchange offer that does not fully achieve its purpose). If the upper limit described above is in effect at the expiration of the exchange offer and the minimum amount condition is not satisfied (and is not waived) as a result of a low number of tenders by Danaher stockholders, the minimum amount condition would allow Danaher not to consummate the exchange offer and thereby prevent the exchange by tendering Danaher stockholders who may not have recognized or acted upon the underlying change in the economic benefits of the exchange offer resulting from the upper limit being in effect. Additional disclosure to this effect has been added to page 74 of the prospectus.

16.	Refer to the third paragraph on page 73 relating to Danaher’s failure to exercise its rights to waive an offer condition. Note than when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to the shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: We confirm the Company’s understanding that if a condition to the exchange offer is triggered and Danaher decides to proceed with the exchange offer anyway, this constitutes a waiver of the triggered condition. We also confirm the Company’s understanding that depending on the materiality of the waived condition and the number of days remaining in the exchange offer, Danaher may be required to extend the exchange offer and circulate new disclosure to security holders.

Amanda Ravitz

January 8, 2015

NetScout’s Business After the Transaction, page 76

17.	It is not clear from the bullet points on pages 76 -77 how NetScout intends to use the Communications Business to support its growth strategy. Please revise to indicate specifically how NetScout’s business is expected to change as a result of the transactions.

Response: In response to the Staff’s comment, the Company has revised the bullet points beginning on page 77 of the prospectus.

Selected Financial Statement Data, page 91

18.	We note the disclosure on page 213 that Danaher will file a Tender Offer Statement on Schedule TO with the SEC with respect to the exchange offer. Please provide Danaher’s ratio of earnings to fixed charges. Refer to Item 10 of Schedule TO and Item 1010 of Regulation M-A.

Response: In accordance with the Staff’s comment, Danaher’s ratio of earnings to fixed charges has been added to the disclosure on pages 41 and 93 of the prospectus.

Unaudited Pro Forma Combined Consolidated Information of NetScout and the Communication Business, page 95

Note 2 – Unaudited Pro Forma Adjustments, 100

Adjustment (H), page 102

19.	We note the significance of your allocation to intangible assets. Please revise your footnote to disclose your methodology and significant assumptions you used in determining the estimated fair values of the intangible assets to be acquired for purposes of this pro forma presentation.

Response: In response to the Staff’s comment, the Company has revised the footnote describing Adjustment (H) on page 103 of the prospectus to disclose the methodologies and significant assumptions made to determine the fair value of the acquired intangibles.

20.	We note that your purchase price allocation included an approximately $115 million adjustment for other assets and liabilities assumed. Please describe any significant components of this balance and explain how they are reflected in your pro forma presentation. Revise your disclosures as necessary.

Response: In response to the Staff’s comment, the Company has revised Adjustment (H) on page 103 of the prospectus to provide additional information on the purchase price allocation and split out the components of other assets and liabilities assumed.

Adjustment (P), page 104

21.	We note the following adjustments to your pro forma cost of product revenues for the six months ended September 30, 2014:

•	Adjustment (O) - $700,000, net adjustment for depreciation and rent expense

•	Adjustment (P) - $20.1 million for the amortization of developed technology.

•	Adjustment (S) for $15,000.

Please reconcile the aggregate of these adjustments to the $15.8 million adjustment shown on page 99. This comment also applies to your pro forma income statement for the year ended March 31, 2014.

Amanda Ravitz

January 8, 2015

Response: In response to the Staff’s comment, the Company has revised Note (P) on pages 105 and 106 of the prospectus, and the following is a reconciliation of the adjustments to pro forma cost of product revenues.

	Six months ended September 30, 2014	Year ended March 31, 2014	Description
Adjustment O	$679,000	$1,358,000	Net adjustment for depreciation and rent expense
Adjustment P	20,121,000	43,916,000	Amortization of acquired intangibles
Adjustment P	(5,021,000)	(9,344,000)	Elimination of historical amortization recorded by
			the Communications Business
Adjustment S	15,000	67,000	Compensation arrangements

Total	$15,794,000	$35,997,000

Revenue Recognition, page 123

22.	We note that in some of your multiple element arrangements you must estimate the selling price of certain deliverables that are not sold separately or where third party evidence of pricing is not available. Please discuss any significant inputs, assumptions and methods that are incorporated into your analysis. Refer to FASB ASC 605-25-50-2.

Response: In response to the Staff’s comment, the Company has added disclosure on page 124 of the prospectus.

Background of the Transactions, page 130

23.	Describe in greater detail the negotiation during the meetings between the two companies to provide shareholders with an understanding of how, when and why the terms of the proposed transaction evolved. For instance, with respect to the number of shares to be issued and the ownership percentages, explain how each was determined and which party or parties proposed the final figures.

Response: In response to the Staff’s comment, additional disclosure has been added beginning on page 131 of the prospectus.

24.	We note your disclosure in the sixth paragraph in this section that the board authorized the committee to evaluate “strategic opportunities.” Please describe any such opportunities in more detail and discuss why you ultimately decided not to pursue them.

Response: In accordance with the Staff’s comment, the disclosure on page 131 of the prospectus has been revised to clarify that, in general, NetScout’s Finance Committee has historically been used to evaluate NetScout’s strategic opportunities to acquire other businesses or assets.

25.	We note your disclosure in the ninth paragraph in this section about “the possibility that the transaction would be structured as a Reverse Morris Trust.” Please describe any other transaction structures that you considered and discuss why you ultimately decided not to pursue them.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that while Danaher considered alternative structures for a combination of the business with NetScout (i.e., a carve out or merger of the business with NetScout in exchange for cash or stock), the tax-related benefits to Danaher of a Reverse Morris Trust structure, together with the ability for Danaher stockholders to continue to own shares representing a majority stake in the combined business, led Danaher to limit its proposal to a Reverse Morris Trust structure. In response to the Staff’s comment, disclosure to this effect has been added on page 132 of the prospectus. The Company further respectfully advises the Staff that the reference to the “possibility that the transactions would be structured as a Reverse Morris Trust” refers to the complicated nature of Reverse Morris Trust transactions and the requirements related thereto, in general, and not that other transaction structures were considered or pursued by NetScout.

Amanda Ravitz

January 8, 2015

NetScout’s Reasons for the Transactions, page 135

26.	Please tell us why you have not disclosed that one of the reasons for the transactions was that NetScout management believes that the combined company will be capable of growing revenue at an approximate compounded annual growth rate of 10 percent. In this regard, we note your disclosure in the last sentence on page 150.

Response: In accordance with the Staff’s comment, disclosure has been added on pages 136 and 137 of the prospectus.

27.	Refer to the second bullet point. Explain the basis upon which you quantify the anticipated addressable market.

Response: In accordance with the Staff’s comment, disclosure has been added on page 136 of the prospectus to explain the basis upon which the anticipated addressable market is quantified.

28.	Please revise the disclosure in the first paragraph on page 136 to quantify the “cost synergies.” In this regard, we note your disclosure in the first paragraph on page 151 of cost synergies of $45 to $55 million. Please also provide your basis for this estimate.

Response: In accordance with the Staff’s comment, disclosure has been revised on pages 137 and 152 of the prospectus.

Opinion of NetScout’s Financial Advisor, page 137

29.	Please provide us with copies of the board books and any other materials prepared by RBC Capital Markets. Such materials should include all presentations made by RBC Capital Markets.

Response: The presentation materials prepared by RBC Capital Markets, LLC (“RBC Capital Markets”) in connection with its opinion, dated October 12, 2014, to NetScout’s Board of Directors summarized under the caption “Opinion of NetScout’s Financial Advisor” are being provided to the Staff under separate cover by counsel for RBC Capital Markets on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for RBC Capital Markets has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for RBC Capital Markets also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Post-Acquisition Synergies, page 150

30.	We note several projected synergies, advantages and costs savings you expect will result from the transactions. Please provide additional details about the basis for these projections, and address the impact that the possible loss of Danaher’s volume purchasing power could have on such projections.

Response: In accordance with the Staff’s comment, disclosure has been revised on pages 152 and 153.

Danaher’s Reasons for the Transactions, page 151

31.	We note your disclosure on page 151 that the board of directors considered “a wide variety of factors, including the significant factors listed below” and your disclosure on page 152 that the board also considered “a variety of risks and other potentially negative factors, including the following.” Please disclose all material factors considered by the board.

Response: In response to the Staff’s comment, the disclosure has been revised on page 154 of the prospectus.

Amanda Ravitz

January 8, 2015

32.	It appears that many of the factors considered by Danaher relate exclusively to benefits expected to accrue to NetScout and its shareholders. Please revise to explain how the factors listed are benefits to Danaher or its shareholders.

Response: In response to the Staff’s comment, the disclosure has been revised on page 154 of the prospectus to explain how the factors listed are benefits to Danaher or its stockholders.

Security Ownership of NetScout Common Stock, page 210

33.	Please disclose the natural persons who have voting or dispositive power over the shares held by the entities in the table on page 210.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 213 to include the natural persons with voting and dispositive power with respect to the 2,248,226 shares that Danaher Corporation may be deemed to beneficially own because of the Voting Agreement. The Company supplementally advises the Staff that no natural person affiliated with Danaher Corporation has voting or dispositive power over the remaining 1,174,819 shares owned by Danaher Corporation. The Company further advises the Staff that the filings with the SEC on Schedule 13G by Brown Capital Management, LLC, Blackrock, Inc. and the Vanguard Group do not disclose natural persons with voting and dispositive power over the shares held by such beneficial owners, and that the Company has no further information available to disclose in response to the Staff’s comment.

Where You Can Find More Information, page 213

34.	Please ensure that you have incorporated by reference any required documents filed between the time of your initial filing and the effective date of your registration statement.

Response: The Company acknowledges the Staff’s comment and confirms that it has incorporated (or will incorporate to the extent filed after the date hereof) all required documents filed between the time of the initial filing and the effective date of the Registration Statement.

Exhibit 2.1

35.	Please provide us with a list that briefly identifies and summarizes the contents of each of the exhibits, disclosure letters schedules mentioned in the last page of the agreement and plan of merger and reorganization. Please note that in accordance with Item 601(b)(2) of Regulation S-K, the merger agreement incorporated by reference in the registration statement, must contain a list briefly identifying the contents of all omitted schedules. Please revise accordingly.

Response: In response to the Staff’s comment, a list that briefly identifies and summarizes the contents of all omitted schedules is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act, and Rule 12b-4 under the Exchange Act. In accordance with Rule 418 and Rule 12b-4, the Company is requesting that these materials be returned promptly following completion of the Staff’s review thereof. The Company has also requested confidential treatment of these materials pursuant to the provision of 17 C.F.R. § 200.83. With respect to the merger agreement that was incorporated by reference into the Registration Statement, the Company respectfully advises the Staff that the last page of the merger agreement that was incorporated by reference included a list identifying the contents of all omitted schedules in accordance with Item 601(b)(2) of Regulation S-K.

Amanda Ravitz

January 8, 2015

Exhibit 5.1

36.	It appears that the facts assumed in the second sentence in the penultimate paragraph on page 2 of Exhibit 5.1 are fundamental to the rendering of the opinion. Please revise to remove this assumption or advise.

Response: In accordance with the Staff’s comment, the referenced assumption has been removed from Exhibit 5.1 and a revised version of Exhibit 5.1 has been filed with the Registration Statement.

*    *    *

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886 or Joseph A. Coco at (212) 735-3050.

Sincerely,

/s/ Thomas W. Greenberg
Thomas W. Greenberg

cc:	James A. Lico

Attila I. Bodi

Joseph A. Coco

Brian V. Breheny